SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Red Rock Resorts, Inc.

(Name of Issuer)

Common A Common Stock, par value $0.01

(Title of Class of Securities)

75700L108

(CUSIP Number)

Frank J. Fertitta III

1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

(702) 495-3000

with a copy to:

Deborah J. Conrad, Esq.

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067

(424) 386-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 75700L108	Page 2 of 21 Pages

(1)	Name of reporting person Fertitta Business Management LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 28,208,745
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 28,208,745
(11)	Aggregate amount beneficially owned by each reporting person 28,208,745
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 28.63%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108	Page 3 of 21 Pages

(1)	Name of reporting person FI Station Investor LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 22,656,184
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 22,656,184
(11)	Aggregate amount beneficially owned by each reporting person 22,656,184
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 24.38%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108	Page 4 of 21 Pages

(1)	Name of reporting person FBM Sub 1 LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,000,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,000,000
(11)	Aggregate amount beneficially owned by each reporting person 6,000,000
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 7.86%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108	Page 5 of 21 Pages

(1)	Name of reporting person The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 608,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 608,000
(11)	Aggregate amount beneficially owned by each reporting person 608,000
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0.86%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108	Page 6 of 21 Pages

(1)	Name of reporting person The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 608,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 608,000
(11)	Aggregate amount beneficially owned by each reporting person 608,000
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0.86%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108	Page 7 of 21 Pages

(1)	Name of reporting person Frank J. Fertitta, III 2006 Irrevocable Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 152,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 152,000
(11)	Aggregate amount beneficially owned by each reporting person 152,000
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0.22%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108	Page 8 of 21 Pages

(1)	Name of reporting person Lorenzo J. Fertitta 2006 Irrevocable Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 152,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 152,000
(11)	Aggregate amount beneficially owned by each reporting person 152,000
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0.22%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108	Page 9 of 21 Pages

(1)	Name of reporting person Fertitta Holdco LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 22,656,184
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 22,656,184
(11)	Aggregate amount beneficially owned by each reporting person 22,656,184
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 24.38%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108	Page 10 of 21 Pages

(1)	Name of reporting person Fertitta Investment LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 20,906,616
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 20,906,616
(11)	Aggregate amount beneficially owned by each reporting person 20,906,616
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 22.92%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108	Page 11 of 21 Pages

(1)	Name of reporting person KVF Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 8,609,629
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,609,629
(11)	Aggregate amount beneficially owned by each reporting person 8,609,629
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 10.91%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108	Page 12 of 21 Pages

(1)	Name of reporting person LNA Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 8,609,629
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,609,629
(11)	Aggregate amount beneficially owned by each reporting person 8,609,629
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 10.91%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108	Page 13 of 21 Pages

(1)	Name of reporting person F & J Fertitta Family Business Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 14,104,372
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,104,372
(11)	Aggregate amount beneficially owned by each reporting person 14,104,372
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 16.71%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108	Page 14 of 21 Pages

(1)	Name of reporting person L &T Fertitta Family Business Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 14,104,372
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,104,372
(11)	Aggregate amount beneficially owned by each reporting person 14,104,372
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 16.71%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108	Page 15 of 21 Pages

(1)	Name of reporting person Frank J. Fertitta III
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 46,188,003
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,188,003
(11)	Aggregate amount beneficially owned by each reporting person 46,188,003
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 39.92%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 75700L108	Page 16 of 21 Pages

(1)	Name of reporting person Lorenzo J. Fertitta
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 46,188,003
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,188,003
(11)	Aggregate amount beneficially owned by each reporting person 46,188,003
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 39.92%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 75700L108	Page 17 of 21 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 20, 2016 (“Amendment No. 1, and together with the Original Schedule 13D, the “Schedule 13D”), as specifically set forth herein. Capitalized terms used but not defined in this Amendment No. 2 have the meanings given to such terms in the Original Schedule 13D and Amendment No. 1, as the case may be.

Item 2. Identity and Background

Item 2(a) is amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by (i) FI Station Investor LLC (“FI Station”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (ii) Fertitta Investment LLC (“Fertitta Investment”), in its capacity as the majority member of FI Station; (iii) KVF Investments, LLC (“KVF”), in its capacity as a member of FI Station and Fertitta Investment; (iv) LNA Investments, LLC (“LNA”), in its capacity as a member of FI Station and Fertitta Investment; (v) FBM Sub 1 LLC (“FBM Sub 1”), in its capacity as a record owner of the Issuer’s securities as set forth herein; (vi) Fertitta Business Management LLC (“FBM”), in its capacity as the record owner of the Issuer’s securities as set forth herein and as a member of Fertitta Investment and the member of FBM Sub 1; (vii) F & J Fertitta Family Business Trust (the “F&J Trust”), in its capacity as a member of FBM; (viii) L & T Fertitta Family Business Trust (the “L&T Trust”), in its capacity as a member of FBM; (ix) Fertitta Holdco LLC (“Fertitta Holdco”), in its capacity as manager of FI Station and Fertitta Investment; (x) The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust (the “F&J Fertitta Family Trust”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (xi) The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust (the “L&T Fertitta Family Trust”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (xii) Frank J. Fertitta, III 2006 Irrevocable Trust (the “FJF Irrevocable Trust”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (xiii) Lorenzo J. Fertitta 2006 Irrevocable Trust (the “LJF Irrevocable Trust”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (xiv) Frank J. Fertitta III; and (xv) Lorenzo J. Fertitta (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 22.

As of the date of this statement, (i) FI Station is the record owner of 42,199 shares of Class A Common Stock, 22,613,985 shares of Class B Common Stock and 22,613,985 LLC Units, (ii) FBM Sub 1 is the record owner of 6,000,000 shares of Class B Common Stock and 6,000,000 LLC Units; (iii) FBM is the record owner of 16,771,819 shares of Class B Common Stock and 16,771,819 LLC Units, (iv) the F&J Fertitta Family Trust is the record owner of 608,000 shares of Class A Common Stock, (v) the L&T Fertitta Family Trust is the record owner of 608,000 shares of Class A Common Stock, (vi) the FJF Irrevocable Trust is the record owner of 152,000 shares of Class A Common Stock, and (vii) the LJF Irrevocable Trust is the record owner of 152,000 shares of Class A Common Stock. FI Station’s principal business is to invest in the equity securities of Holdco and the Issuer. FBM Sub 1’s principal business is to hold securities of Holdco and the Issuer. FBM’s principal business is to invest in the equity securities of Holdco and the Issuer as well as other business enterprises of Frank J. Fertitta, III and Lorenzo J. Fertitta. The principal business of each of the F&J Fertitta Family Trust, L&T Fertitta Family Trust, FJF Irrevocable Trust and LJF Irrevocable Trust is to hold assets for its beneficiaries. Fertitta Investment is the majority member of FI Station, and Fertitta Investment’s principal business is to act as such. KVF and LNA are members of FI Station and Fertitta Investment and their principal business is to invest in the equity securities of the Issuer and Holdco as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta. The F&J Trust and the L&T Trust are the members of FBM and their principal business is to invest in the equity securities of the Issuer and Holdco as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta. Fertitta Holdco is the manager of FI Station and Fertitta Investment and its principal business is to manage FI Station and Fertitta Investment and other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta.

Due to their relationships with FI Station, FBM Sub 1 and FBM, each of Fertitta Holdco, Fertitta Investment, KVF, LNA, the F&J Trust and the L&T Trust may be deemed to have shared voting and investment power with respect to the Class A Common Stock, Class B Common Stock and LLC Units beneficially owned by FI

SCHEDULE 13D
CUSIP No. 75700L108	Page 18 of 21 Pages

Station, FBM Sub 1 and FBM. As such, Fertitta Holdco, Fertitta Investment, KVF, LNA, the F&J Trust and the L&T Trust may be deemed to have shared beneficial ownership over such securities. Each of Fertitta Investment, KVF, LNA, the F&J Trust and the L&T Trust, however, disclaims beneficial ownership of any shares of Class A Common Stock, shares of Class B common Stock and LLC Units, except to the extent of any pecuniary interest therein.

Fertitta Holdco is owned and managed by Frank J. Fertitta III and Lorenzo J. Fertitta. KVF is managed by Frank J. Fertitta III and is beneficially owned by various trusts established for the benefit of his three children. LNA is managed by Lorenzo J. Fertitta and is beneficially owned by various trusts established for the benefit of his three children. FBM Sub 1 is owned and controlled by FBM. FBM is owned and controlled 50% by the F&J Trust, a revocable trust for which Frank J. Fertitta III has sole investment and voting power, and 50% by the L&T Trust, a revocable trust for which Lorenzo J. Fertitta has sole investment and voting power. The F&J Fertitta Family Trust is a revocable trust for which Frank J. Fertitta III is co-trustee and has shared investment and voting power. The L&T Fertitta Family Trust is a revocable trust for which Lorenzo J. Fertitta is co-trustee and has shared investment and voting power. The FJF Irrevocable Trust is an irrevocable trust for which Lorenzo J. Fertitta is trustee and has sole investment and voting power. The LJF Irrevocable Trust is an irrevocable trust for which Frank J. Fertitta III is trustee and has sole investment and voting power. Accordingly, each of Frank J. Fertitta III and Lorenzo J. Fertitta may be deemed to have shared voting and investment power with respect to the Class A Common Stock, Class B Common Stock and LLC Units beneficially owned by FI Station, FBM Sub 1 and FBM. As such, each of Frank J. Fertitta III and Lorenzo J. Fertitta may be deemed to have shared beneficial ownership over such securities. In addition, Frank J. Fertitta III may be deemed to have beneficial ownership over the securities held by the F&J Fertitta Family Trust and the LJF Irrevocable Trust, and Lorenzo J. Fertitta may be deemed to have beneficial ownership over the securities held by the L&T Fertitta Family Trust and the FJF Irrevocable Trust. Each of Frank J. Fertitta III and Lorenzo J. Fertitta disclaims beneficial ownership of any shares of Class A Common Stock, shares of Class B common Stock and LLC Units beneficially owned by FI Station, Fertitta Investment, FBM Sub 1, FBM, KVF, LNA, the F&J Trust, the L&T Trust, the F&J Fertitta Family Trust, the L&T Fertitta Family Trust, the FJF Irrevocable Trust and the LJF Irrevocable Trust, except to the extent of any pecuniary interest therein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraph:

Between August 8, 2019 and August 9, 2019, the F&J Fertitta Family Trust, the L&T Fertitta Family Trust, the FJF Irrevocable Trust and the LJF Irrevocable Trust purchased an aggregate of 1,520,000 shares of Class A Common Stock for aggregate consideration of $28,466,724 (inclusive of broker fees). The source of funds for the purchases was separate loans to each of the F&J Fertitta Family Trust, the L&T Fertitta Family Trust, the FJF Irrevocable Trust and the LJF Irrevocable Trust (each, a “Trust Direct Stockholder”) from a limited partnership in which each of the Trust Direct Stockholders is a limited partner. See Item 6 below.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) are amended and restated to read as follows:

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person (based on 70,328,141 shares of Class A Common Stock outstanding as of July 31, 2019). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)
FBM	28,208,745	28.63%
FI Station	22,656,184	24.38%
FBM Sub 1	6,000,000	7.86%
F&J Fertitta Family Trust	608,000	0.86%
L&T Fertitta Family Trust	608,000	0.86%
FJF Irrevocable Trust	152,000	0.22%

SCHEDULE 13D
CUSIP No. 75700L108	Page 19 of 21 Pages

LJF Irrevocable Trust	152,000	0.22%
Fertitta Holdco	22,656,184	24.38%
Fertitta Investment	20,906,616	22.92%
KVF	8,609,629	10.91%
LNA	8,609,629	10.91%
F&J Trust	14,104,372	16.71%
L&T Trust	14,104,372	16.71%
Frank J. Fertitta III	46,188,003	39.92%
Lorenzo J. Fertitta	46,188,003	39.92%
Total for Group	46,948,003	40.57%

(1)

Based on the number of shares of Class A Common Stock (70,328,141) issued and outstanding as of July 31, 2019, and assuming all outstanding LLC Units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Item 5(c) is amended and restated to read as follows:

(c) The following table sets forth all transactions in the Class A Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker, and the prices exclude commissions.

Reporting Person	Trade Date	Shares Purchased	Weighted Average Price per Share ($)	Low Price per Share ($)	High Price per Share ($)
F&J Fertitta Family Trust	August 8, 2019	144,238	18.148	17.600	18.595
F&J Fertitta Family Trust	August 8, 2019	135,762	18.696	18.600	18.870
F&J Fertitta Family Trust	August 9, 2019	328,000	18.969	18.525	19.200
L&T Fertitta Family Trust	August 8, 2019	144,238	18.148	17.600	18.595
L&T Fertitta Family Trust	August 8, 2019	135,762	18.696	18.600	18.870
L&T Fertitta Family Trust	August 9, 2019	328,000	18.969	18.525	19.200
FJF Irrevocable Trust	August 8, 2019	36,060	18.148	17.600	18.595
FJF Irrevocable Trust	August 8, 2019	33,940	18.696	18.600	18.870
FJF Irrevocable Trust	August 9, 2019	82,000	18.969	18.525	19.200
LJF Irrevocable Trust	August 8, 2019	36,060	18.148	17.600	18.595
LJF Irrevocable Trust	August 8, 2019	33,940	18.696	18.600	18.870
LJF Irrevocable Trust	August 9, 2019	82,000	18.969	18.525	19.200

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended by adding the following:

On August 9, 2019 and August 12, 2019, each of the Trust Direct Stockholders issued one or more separate Secured Demand Promissory Notes (each, a “Promissory Note” and collectively the “Promissory Notes”) to Victoria

SCHEDULE 13D
CUSIP No. 75700L108	Page 20 of 21 Pages

Partners, Limited Partnership (the “Lender”), a limited partnership in which each of the Trust Direct Stockholders is a limited partner, evidencing the loans made by the Lender to such Trust Direct Stockholder to provide the funds for such Trust Direct Stockholder to make the purchases of Class A Common Stock described in Item 5(c). The aggregate principal amount of the Promissory Notes is $28,474,000. Other than the principal amounts, the terms of each Promissory Note are the same. Each Promissory Notes provides for interest to accrue at an annual rate equal to the Federal Reserve discount rate in effect from day to day plus 0.35%. Interest is payable under each Promissory Note monthly in arrears. Principal and accrued but unpaid interest is payable upon demand by the Lender. Under the terms of each Promissory Note, the applicable Trust Direct Stockholder has pledged to the Lender such Trust Direct Stockholder’s limited partnership interests in the Lender as security for such Trust Direct Stockholder’s obligations under such Promissory Note.

The foregoing summary of the Promissory Notes does not purport to be complete, and is qualified in its entirety by reference to the Promissory Notes filed herewith as Exhibits 16, 17, 18, 19, 20 and 21 and incorporated herein by reference.

In addition, in September 2018, FBM contributed 6,000,000 shares of Class B Common Stock and 6,000,000 LLC Units to FBM Sub 1, its wholly owned subsidiary. Subsequently, FBM Sub 1 pledged each of such shares of Class B Common Stock and LLC Units as collateral security under a margin loan agreement with a third party commercial bank. Other than upon the occurrence, if any, of certain types of default under the revolving line of credit, FBM Sub 1 retains the right to vote and dispose of the shares and units subject to the pledge.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1	Power of Attorney for Frank J. Fertitta III (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 2	Power of Attorney for Fertitta Business Management LLC (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 3	Power of Attorney for FI Station Investor LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 4	Power of Attorney for Fertitta Investment LLC (incorporated by reference to Exhibit 4 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 5	Power of Attorney for KVF Investments, LLC (incorporated by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 6	Power of Attorney for LNA Investments, LLC (incorporated by reference to Exhibit 7 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 7	Power of Attorney for F & J Fertitta Family Business Trust (incorporated by reference to Exhibit 8 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 8	Power of Attorney for L & T Fertitta Family Business Trust (incorporated by reference to Exhibit 9 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 9	Power of Attorney for Lorenzo J. Fertitta (incorporated by reference to Exhibit 10 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

SCHEDULE 13D
CUSIP No. 75700L108	Page 21 of 21 Pages

Exhibit 10	Power of Attorney for Fertitta Holdco LLC (incorporated by reference to Exhibit 11 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 11	Power of Attorney for The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust.

Exhibit 12	Power of Attorney for The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust.

Exhibit 13	Power of Attorney for Frank J. Fertitta, III 2006 Irrevocable Trust.

Exhibit 14	Power of Attorney for Lorenzo J. Fertitta 2006 Irrevocable Trust.

Exhibit 15	Power of Attorney for FBM Sub 1 LLC.

Exhibit 16	Secured Demand Promissory Note, dated August 12, 2019, issued by The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust to Victoria Partners, Limited Partnership.

Exhibit 17	Secured Demand Promissory Note, dated August 12, 2019, issued by The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust to Victoria Partners, Limited Partnership.

Exhibit 18	Secured Demand Promissory Note, dated August 9, 2019, issued by Frank J. Fertitta, III 2006 Irrevocable Trust to Victoria Partners, Limited Partnership.

Exhibit 19	Secured Demand Promissory Note, dated August 9, 2019, issued by Lorenzo J. Fertitta 2006 Irrevocable Trust to Victoria Partners, Limited Partnership.

Exhibit 20	Secured Demand Promissory Note, dated August 12, 2019, issued by Frank J. Fertitta, III 2006 Irrevocable Trust to Victoria Partners, Limited Partnership.

Exhibit 21	Secured Demand Promissory Note, dated August 12, 2019, issued by Lorenzo J. Fertitta 2006 Irrevocable Trust to Victoria Partners, Limited Partnership.

Exhibit 22	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2019

Fertitta Business Management LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

FI Station Investor LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

FBM Sub 1 LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Frank J. Fertitta, III 2006 Irrevocable Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Lorenzo J. Fertitta 2006 Irrevocable Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Fertitta Investment LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Fertitta Holdco LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

LNA Investments, LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

KVF Investments, LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

F & J Fertitta Family Business Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

L & T Fertitta Family Business Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

/s/ John Hertig as Attorney-in-Fact
Frank J. Fertitta III

/s/ John Hertig as Attorney-in-Fact
Lorenzo J. Fertitta